September ___, 2007

VIA EDGAR TRANSMISSION

Mr. Jim O’Connor
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	Trust for Professional Managers (the “Trust”)
File Nos.: 333-62298, 811-10401

Dear Mr. O’Connor:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your oral comments of September 18, 2007, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 59 to its registration statement.  PEA No. 59 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on July 20, 2007, for the purpose of adding one new series to the Trust: the Fusion Global Long/Short Fund (the “Fund”).

In addition to responses to your comments, this amendment also includes certain non-material changes as appropriate.  For your convenience, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

RESPONSES TO ORAL COMMENTS DATED SEPTEMBER 18, 2007

Prospectus (Principal Investment Strategies)

1.	With respect to the Fund achieving its investment objective, please clarify the strategy of the Fund is to invest in ETFs.

Response: The Fund will revise the first sentence of this section to clarify that in order to achieve its investment objective, the Fund applies proprietary, trend-following methodologies to invest in ETFs.

2.
With the Fund investing in both domestic and foreign ETFs, does the Fund’s investment adviser have complete discretion to invest in any type of ETF, or if not, what is the percentage limit that the Fund can invest in certain types of ETFs, such as foreign securities, debt securities and emerging markets.

Response: The following disclosure has been added to the “Principal Investment Strategies” section:

“The Fund’s assets may be allocated among the different types of ETFs at the Adviser’s discretion.”

3.
Since “Global” is included as part of the Fund’s name, please state the percentage of international ETFs the Fund intends to invest in and how many countries the Fund will invest in, including the United States.

Response: The “Principal Investment Strategies” section will be revised to read as follows:

“The Fund will invest in ETFs representing at least 3 countries, which may include the United States.  The Fund’s portfolio may include ETFs which invest in both developed and emerging markets in Europe, the Far East, the Middle East, Africa, Australia, Latin America and North America.  The Fund may invest up to 30% net long and 30% net short in international ETFs.”

4.
The Fund states that it will use “trend following” methodologies, but the Fund also states that it will take long positions “prior to or at the outset of upward trends” and take short positions “prior to or early in downward trends.”  It appears that the Fund may be a “trend-anticipating” fund rather than a “trend-following” fund.  Please provide more description of the “trend following” methodology and state how a “trend following” methodology is consistent with taking positions prior to or early in upward or downward trends.

Response: To clarify the Fund is "trend following", the Fund will revise the “trend-following” paragraph to read as follows:

“Specifically, the Adviser will take long positions, or buy securities, at the outset of upward trends and take short positions in, or sell and/or sell short securities, in downward trends in the value of such securities.  The Adviser also actively employs the use of cash and cash equivalents in an attempt to both sidestep market declines as well as lower overall portfolio volatility.”

Prospectus (Principal Risks)

5.	Expand on the Fund’s disclosure with regard to Section 12d-1 of the Investment Company Act of 1940 (the “1940 Act”).

Response: The Fund will add the following disclosure to the “Fund of Funds” Structure Risk section:

“The Fund limits its investment in securities issued by other investment companies in accordance with the 1940 Act, and this limitation may prevent the Adviser from allocating its investments in the manner that it considers optimal.

6.	Please clarify what the last sentence of the “Fund of Funds” Structure Risk means with regard to the effect the distributions will have on the investor.

Response: The Fund will delete the sentence and revise the “Principal Risks” section to include the following risk factor describing the tax risks that an investor in the Fund will bear:

Tax Risk.  The Fund's short sales will be subject to special tax rules (including mark-to-market, constructive sale, wash sale and short sale rules) the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund's securities, convert long-term capital gains into short-term capital gains or convert short-term capital losses into long-term capital losses.  These rules could, therefore, affect the amount, timing and character of distributions to the Fund's shareholders.  Due to the nature of the Fund’s investment strategies and expected high portfolio turnover rate, as discussed in this Prospectus, distributions of the Fund’s net investment income may likely be short-term capital gains that are taxable at ordinary income rates (as high as 35%).

7.	Elaborate on the description of Tracking Risk to include more general risk description of investing in ETFs.

Response: The Trust responds by adding the following disclosure to the “Tracking Risk” section of the Prospectus:

ETFs are intended to provide investment results that, before expenses, generally correspond to the price and yield performance of the corresponding market index, and the value of their shares should, under normal circumstances, closely track the value of the index’s underlying component stocks.  ETFs generally do not buy or sell securities, except to the extent necessary to conform their portfolios to the corresponding index.  Because an ETF has operating expenses and transaction costs, while a market index does not, ETFs that track particular indices typically will be unable to match the performance of the index exactly.

8.	Since the Fund does not hold common stocks, please consider deleting the last sentence in the “Equity Market Risk” section, since this is not a principal risk affecting the Fund.

Response: The Fund will delete the last sentence in this section.

9.	Combine the Debt Securities Risk and Bond Market Risk sections to create one section.

Response: The Fund responds by deleting the “Debt Securities Risk” section.

10.	Rearrange the risk factors to be more organized, including grouping all of the ETF risk factors together.

Response: The Fund responds by rearranging the risks in a more logical presentation. The Fund will add an “ETF Risks” header after the General Market Risk, and will group the ETF Risks in the following order:

Tracking Risk
Equity Market Risk
Small-, Medium- and Large-Sized Companies Risk
Foreign Securities and Currency Risk
Bond Market Risk
Zero Coupon Bond Risk

11.	Reduce the size of the Foreign Securities and Currency Risk section to include only the principal risk disclosure that applies to the Fund.

Response: The Fund responds by removing the disclosure that does not relate to principal risks applicable to the Fund.

12.
Confirm that the Portfolio Turnover rate is estimated to be approximately 500%.  If so, consider adding disclosure that with high turnover, substantially all of the distributions paid by the Fund will be short-term capital gain, taxed at ordinary income rates up to 35%.

Response: The Fund confirms the estimated portfolio turnover rate will be 500%, and has added the Tax Risk disclosure described in comment #6.  The Fund has also added similar disclosure in the “Distributions and Taxes - Tax Consequences” section.

13.	Is Liquidity Risk a principal risk for investing in ETFs?

Response: The Fund has deleted the Liquidity Risk section because it is not a principal risk of the Fund.

Prospectus (Fees and Expenses)

14.	With regard to the fourth footnote in the Fees and Expenses table, clarify the time period in which expenses incurred by the Adviser may be reimbursed by the Fund.

Response: The Fund responds by revising the applicable language in the footnote to read as follows:

“The Adviser is permitted to seek reimbursement from the Fund, subject to limitations, for fees it waived and Fund expenses it paid, in any fiscal year of the Fund over the following three fiscal years, as long as the reimbursement does not cause the Fund’s operating expenses to exceed the expense cap.”

Prospectus (Management of the Fund)

15.	The second sentence in the “The Adviser” subsection states that the Adviser managed “$220 million in products or accounts other than the Fund.” Please clarify what is meant by the word “products”.

Response: The Fund responds by deleting the word “products” from this sentence.

16.	Please include disclosure of the job titles of Gregory Christian and Andrew Corradetti while at WESPAC and the principal business of WESPAC Advisors.

Response:  The Fund will revise language in the “Portfolio Managers” subsection to state that Mr. Christian and Mr. Corradetti each serve as a portfolio manager for WESPAC Advisors, LLC, an investment management consulting firm.

17.
Please state whether Mr. Christian and Mr. Corradetti have prior experience serving as registered investment advisers to registered investment companies under the 1940 Act.  If not, please add a risk section.

Response: In addition to the Fund, Mr. Christian and Mr. Coradetti also serve as portfolio managers for the Neiman Fusion Fund, a registered investment company.

18.
The paragraph describing Mr. Corradetti states that he is a “Chartered Market Technician level 3 candidate and registered paraplanner.”  Please revise this paragraph to only include professional designations that Mr. Corradetti currently holds, and not prospective designations.  Similarly, please describe the “registered paraplanner” designation or delete this designation.  Finally, the paragraph describing Mr. Hurley states that he is a Chartered Market Technician without reference to his level.  Please ensure the description of Mr. Corradetti and Mr. Hurley maintains a consistent usage of the Chartered Market Technician designation.

Response: The Fund responds by deleting the sentence “Mr. Corradetti is currently a Chartered Market Techician level 3 candidate and registered paraplanner.”

19.	Please indicate what securities licenses Mr. Christian and Mr. Corradetti hold, if any.

Response: The Fund responds that Mr. Christian and Mr. Corradetti currently do not hold any securities licenses.

I trust that the above responses adequately address your comments.  If you have any additional questions or require further information, please contact me by telephone at (414) 765-5384 or by facsimile at 1-866-535-4586.

Sincerely,

Rachel A. Spearo
for TRUST FOR PROFESSIONAL MANAGERS

cc:           Carol Gehl, Godfrey & Kahn, S.C.